Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of (i) our report dated February 8, 2008 with respect to the consolidated balance sheet of KBS Real Estate Investment Trust II, Inc. at December 31, 2007; (ii) our report dated September 30, 2008 with respect to the statement of revenues over certain operating expenses of Mountain View Corporate Center for the year ended December 31, 2007; and (iii) our report dated October 14, 2008 with respect to the statement of revenues over certain operating expenses of Campus Drive Buildings for the year ended December 31, 2007, all included in Post-Effective Amendment No. 1 to the Registration Statement (Form S-11 No. 333-146341) and related Prospectus of KBS Real Estate Investment Trust II, Inc. for the registration of 280,000,000 shares of its common stock.

/s/ Ernst & Young LLP

Irvine, California

October 15, 2008